Mail Stop 7010
					July 15, 2005

via U.S. mail and Facsimile

Michael J. Hoffman
President and Chief Executive Officer
Constar International Inc.
One Crown Way
Philadelphia, PA 19154-4599

	Re:	Constar International Inc.
Form S-4/A filed July 6, 2005
File No. 333-124731

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 000-16496

Dear Mr. Hoffman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A filed July 6, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 34

1. We note your response to prior comment 17. Revise to quantify any covenants and ratios, to the extent possible. For example, state the amount of maximum capital expenditures that your credit facility allows you to make. With regard to the indentures governing the senior subordinated notes and the new notes, state the limits on the amount of additional money you are allowed to borrow.

Exhibits 5.1 and 5.2 - Legality Opinions

2. We note that the legality opinion in exhibit 5.1 is limited to the laws of Delaware, New York, and Pennsylvania, while the opinion in exhibit 5.2 is limited to the laws of England and Wales. To the extent that either opinion supports legal conclusions that are necessary to the other party`s opinion, each opinion should be revised to state that it is relying on the opinions of the named local counsel in giving its own opinion.

Exhibit 5.1

3. In paragraph three of the opinion, please delete the assumptions in the first sentence. You may state that you are relying on the opinion of English counsel in giving your opinion with regard to these matters.
4. Remove the phrase "applicable to transactions of this type contemplated by the Exchange Offer" from the seventh paragraph of this opinion. Investors must be able to rely on counsel`s expertise in determining what law is normally applicable to transactions of this type and to opine accordingly.

5. Note that you may limit the opinion as to purpose, but not as to persons. Please revise the penultimate paragraph accordingly.

Exhibit 5.2

6. We note the qualifications enumerated in your opinion. Please tell us why you believe you cannot verify this information, as it appears much of this information would be necessary for your opinion that the covered entity is duly incorporated, validly existing, and that all corporate action needed to execute and deliver the new floating rate note guarantees has been taken.

7. We note that your search and enquiries were done as of June 24, 2005 and that you "do not assume any obligation to update this opinion or to inform you of any changes to facts or laws." Given that you do not intend to update the opinion, we believe that you should update your search and enquiries to a date immediately preceding the time the registration statement becomes effective.

8. Note that you may limit the opinion as to purpose, but not as to persons. Please revise the last paragraph accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Jeff Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to Rufus Decker, Branch Chief, at (202) 551-3769. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Chris Edwards, Special Counsel, at (202) 551-3742, or the undersigned at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director




cc: 	William G. Lawlor, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, PA 19103

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Michael J. Hoffman
Constar International Inc.
July 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE